**Mercedes-Benz Auto Receivables Trust 2012-1**

**Investor Report**

Collection Period Ended    28-Feb-2015

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 30 | | | |
| Collection Period (from... to) | 1-Feb-2015 | 28-Feb-2015 | | |
| Determination Date | 12-Mar-2015 | | | |
| Record Date | 13-Mar-2015 | | | |
| Distribution Date | 16-Mar-2015 | | | |
| Interest Period of the Class A-1 Notes (from... to) | 17-Feb-2015 | 16-Mar-2015 | Actual/360 Days | 27 |
| Interest Period of the Class A-2, A-3 and A-4 Notes (from... to) | 15-Feb-2015 | 15-Mar-2015 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 450,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2 Notes | 500,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-3 Notes | 450,000,000.00 | 121,223,165.24 | 100,476,170.93 | 20,746,994.31 | 46.104432 | 0.223280 |
| Class A-4 Notes | 146,500,000.00 | 146,500,000.00 | 146,500,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,546,500,000.00** | **267,723,165.24** | **246,976,170.93** | **20,746,994.31** | | |

| | | | | |
|---|---|---|---|---|
| Overcollateralization | 47,874,327.63 | 55,803,101.47 | 55,803,101.47 | |
| Adjusted Pool Balance | 1,594,374,327.63 | 323,526,266.71 | 302,779,272.40 | |
| Yield Supplement Overcollateralization Amount | 56,491,714.15 | 11,115,720.24 | 10,297,330.73 | |
| **Pool Balance** | **1,650,866,041.78** | **334,641,986.95** | **313,076,603.13** | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 47,874,327.63 | 3.00% |
| Target Overcollateralization Amount | 55,803,101.47 | 3.50% |
| Current Overcollateralization Amount | 55,803,101.47 | 3.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.230000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2 Notes | 0.370000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-3 Notes | 0.470000% | 47,479.07 | 0.105509 | 20,794,473.38 | 46.209941 |
| Class A-4 Notes | 0.610000% | 74,470.83 | 0.508333 | 74,470.83 | 0.508333 |
| **Total** | | **$121,949.90** | | **$20,868,944.21** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---|---|---|
| Principal Collections | 21,365,932.10 | (1) Total Servicing Fee | 278,868.32 |
| Interest Collections | 733,167.02 |    Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 201.12 | (2) Total Trustee Fees (max. $100,000 p.a.) | 0.00 |
| Recoveries | 169,688.68 | (3) Interest Distributable Amount Class A Notes | 121,949.90 |
| Purchase Amounts | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Advances made by the Servicer | 0.00 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| Investment Earnings | 565.06 | (6) Regular Principal Distributable Amount | 20,746,994.31 |
| **Available Collections** | 22,269,553.98 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| Reserve Fund Draw Amount | 0.00 | (8) Total Trustee Fees [not previously paid under (2)] | 0.00 |
| **Available Funds** | **22,269,553.98** | (9) Excess Collections to Certificateholders | 1,121,741.45 |
| | | **Total Distribution** | **22,269,553.98** |

**Distribution Detail**

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 278,868.32 | 278,868.32 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 121,949.90 | 121,949.90 | 0.00 |
|    thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-2 Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-3 Notes | 47,479.07 | 47,479.07 | 0.00 |
|    thereof on Class A-4 Notes | 74,470.83 | 74,470.83 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-2  Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount Class A Notes | 121,949.90 | 121,949.90 | 0.00 |
| | | | |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| | | | |
| Regular Principal Distributable Amount | 20,746,994.31 | 20,746,994.31 | 0.00 |
| | | | |
| Aggregate Principal Distributable Amount | 20,746,994.31 | 20,746,994.31 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---:|
| Reserve Fund Required Amount | 3,985,935.82 |
| | |
| Reserve Fund Amount - Beginning Balance | 3,985,935.82 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 91.74 |
| minus Net Investment Earnings | 91.74 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 3,985,935.82 |
| | |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---:|
| Net Investment Earnings on the Reserve Fund | 91.74 |
| Net Investment Earnings on the Collection Account | 473.32 |
| Investment Earnings for the Collection Period | 565.06 |

## Notice to Investors

Amounts in USD

## Pool Statistics

### Pool Data

| | Amount | Number of Receivables |
|---|---|---|
| Cutoff Date Pool Balance | 1,650,866,041.78 | 60,543 |
| | | |
| Pool Balance beginning of Collection Period | 334.641.986.95 | 25.349 |
| Principal Collections | 14,100,971.13 | |
| Principal Collections attributable to Full Pay-offs | 7,264,960.97 | |
| Principal Purchase Amounts | 0.00 | |
| Principal Gross Losses | 199,451.72 | |
| Pool Balance end of Collection Period | 313,076,603.13 | 24,301 |
| | | |
| Pool Factor | 18.96% | |

| | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average APR | 2.93% | 2.78% |
| Weighted Average Number of Remaining Payments | 47.48 | 24.40 |
| Weighted Average Seasoning (months) | 13.98 | 40.67 |

### Delinquency Profile *

| | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 310,357,961.19 | 24,140 | 99.13% |
| 31-60 Days Delinquent | 1,991,764.58 | 119 | 0.64% |
| 61-90 Days Delinquent | 563,679.58 | 31 | 0.18% |
| 91-120 Days Delinquent | 163,197.78 | 11 | 0.05% |
| Total | 313,076,603.13 | 24,301 | 100.00% |

 *A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

| Losses | Current |
|---|---|
| Principal Gross Losses | 199,451.72 |
| Principal Net Liquidation Proceeds | 161.08 |
| Principal Recoveries | 168,385.23 |
| Principal Net Losses | 30,905.41 |
| Cumulative Principal Net Losses | 3,365,624.96 |
| Cumulative Principal Net Losses as % of Cutoff Date Pool Balance | 0.204% |